

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05003186

January 27, 2005

J. Sue Morgan
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/27/2005

Re: The Boeing Company
Incoming letter dated December 21, 2004

Dear Ms. Morgan:

This is in response to your letter dated December 21, 2004 concerning the shareholder proposal submitted to Boeing by John Chevedden. We also have received a letter from the proponent dated December 30, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
FEB - 1 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278


PROCESSED
FEB 07 2005
THOMSON
FINANCIAL



1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

J. SUE MORGAN
206-359-8447
Smorgan@perkinscoie.com

December 21, 2004

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning Independent Board Chairman Submitted by John Chevedden for Inclusion in The Boeing Company 2005 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("***Boeing***" or the "***Company***"). On April 4, 2004, Boeing received a proposed shareholder resolution and supporting statement from John Chevedden (the "***Proponent***" or "***Mr. Chevedden***"), for inclusion in the proxy statement (the "***2005 Proxy Statement***") to be distributed to the Company's shareholders in connection with its 2005 Annual Meeting. Later, on November 23, 2004, the Proponent submitted a revised shareholder resolution and supporting statement (together, the "***Proposal***"). The Company, as it is permitted to do under *Staff Legal Bulletin No. 14* at E(2), accepted the revised Proposal.

We hereby request that the staff of the Division of Corporation Finance (the "***Staff***") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "***Commission***") if, in reliance on certain provisions of Commission Rule ("***Rule***") 14a-8 under the Securities Exchange Act of 1934, as amended, Boeing excludes the Proposal from its proxy materials.

[03000-0200/SB043100.141]

Further, in accordance with Rule 14a-8(j), on behalf of Boeing, the undersigned hereby files six copies of this letter and the Proposal, which is attached to this letter as **Exhibit A**.

We are also simultaneously forwarding a copy of this letter, with copies of all enclosures, to Mr. Chevedden as notice to the Proponent of the Company's intention to exclude the Proposal from the proxy materials.

The Proposal

The Proposal relates to an independent board chairman and states:

> *RESOLVED: Shareholders request that our Board adopt a full-time policy that an independent director shall serve as Chairman of the Board of Directors. In other words that our Chief Executive Officer shall not concurrently serve as his own Chairman of the Board. And formalize this as corporate governance policy or bylaw.*

Summary of Bases for Exclusion

We have advised Boeing that it properly may exclude the Proposal from the 2005 Proxy Statement and form of proxy because under Rule 14a-8(i)(6) the Company lacks power to implement the Proposal. The reasons for our conclusion in this regard are more particularly described below.

Explanation of Basis for Exclusion

The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Company lacks the power to implement the Proposal.

Rule 14a-8(i)(6) provides that a company may omit a proposal if "the company would lack the power or authority to implement the proposal." The Proposal, if implemented, would require that the Chairman of the Company's Board of Directors (the "***Board***") be an "independent director." The proposal does not define independence, although it states that the "Chief Executive Officer shall not concurrently serve as his own Chairman of the Board."

Boeing does not have the power to implement the proposal because it cannot ensure that any particular independent director or directors would (i) be elected to the Board by Boeing shareholders, (ii) be elected as Chairman of the Board by the Company's directors, and (iii) have the qualifications and be willing to expend the time and effort necessary to serve as Chairman of the Board.

Boeing is a Delaware corporation and subject to the Delaware General Corporation Law (the "***DGCL***"). Pursuant to Section 211 of the DGCL, the Company's directors are elected only by its shareholders. Although certain vacancies on the Board may be filled by the affirmative vote of a majority of the remaining or continuing directors, a person who is appointed as a director must stand for shareholder election after his or her initial term expires. Accordingly, the Company's shareholders, not its Board, ultimately determine who shall serve as the Company's directors.

In order to comply with the Proposal, Boeing would be required to ensure that (i) a sufficient number of independent directors are elected by the shareholders each year to appropriately fill the position of Chairman, as well as positions on the Board's Audit Committee, Compensation Committee, and Governance, Organization and Nominating Committee, all of which are required by the New York Stock Exchange to be independent, and the Company's finance committee whose membership is limited by its charter to "directors who are not members of management"; (ii) the Board would determine to elect one of such "independent" directors as Chairman of the Board; and (iii) one of such "independent" directors would be qualified and willing to serve as Chairman. Boeing cannot be assured that it would be able to find an independent director, as required by the Proposal, who would have the time, qualifications and desire to devote to such an important position as Chairman of the Board. Thus, because Boeing cannot control who is elected or retained as a director, Boeing cannot ensure that any independent director, if elected, would be qualified and would consent to serve as the Chairman of the Board as called for by the Proposal. It is not, therefore, within the Company's power to ensure that a sufficient number of independent directors would be elected to the Board to serve as Chairman as well as to serve on the various committees of the Board that are required to be staffed with independent directors.

The Staff has recently concurred in the exclusion under Rule 14a-8(i)(6) of substantially similar proposals seeking to separate the roles of chairman of the board and chief executive officer and require an independent chairman of the board, as beyond the power of the company's board of directors to implement. *See Cintas Corp.* (Aug. 27, 2004); *H.J. Heinz Co.* (June 14, 2004); *Wachovia Corp.* (Feb. 24,

2004); *AmSouth Bancorp.* (Feb. 24, 2004); *Bank of America Corp.* (Feb. 24, 2004); *SouthTrust Corp.* (Jan. 16, 2004). These letters follow a long line of Staff interpretations recognizing that it is beyond the corporation's power to ensure election of a particular person or type of person. *See I-many, Inc.* (Apr. 4, 2003) (permitting exclusion of proposal requiring that all members of the compensation committee be non-management directors allowing a non-management shareholder observer); *Bank of America Corp.* (Feb. 20, 2001) (permitting exclusion of proposal requesting that all members of the compensation committee be independent, as defined in the proposal). In concurring with the company view in the *Heinz, Wachovia, Bank of America, AmSouth,* and *SouthTrust* letters, the Staff noted that "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board." With respect to the Proposal, Boeing is similarly situated to Heinz, Wachovia, Bank of America, AmSouth, and SouthTrust.

We note that recently, in *The Walt Disney Co.* (Nov. 24, 2004), the Staff denied no-action on Rule 14a-8(i)(6) grounds for a proposal requesting that the company's board of directors "set as a company policy that the Chairman of the Board of Directors will always be an independent member of the Board of Directors, except in rare and explicitly spelled out, extraordinary circumstances." The situation in *Disney* is distinguishable from our situation because the proposal in *Disney* included the qualification that the Chairman of the Board would always be independent "except in rare and explicitly spelled out, extraordinary circumstances." *The Walt Disney Co.* (Nov. 24, 2004). This distinction is foreshadowed in *Cintas*, where the Staff concurred with the no-action request, but noted that "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal." *Cintas Corp.* (Aug. 27, 2004). Like the proposals in *Cintas, Heinz, Wachovia, Bank of America, AmSouth,* and *SouthTrust,* and unlike the proposal in *Disney*, the Proposal does not provide the Board with an opportunity or mechanism to cure a violation of the independence standard requested in the Proposal.

* * * * *

For the foregoing reason, we believe that the Proposal may be omitted from the 2005 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

Boeing anticipates that its definitive 2005 Proxy Statement and form of proxy will be finalized for filing and printing on or about March 18, 2005. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



J. Sue Morgan

JSM:smg
Enclosures

cc: John Chevedden
Mark R. Pacioni, Assistant Corporate Secretary and Counsel,
The Boeing Company

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310-371-7872

Mr. Lewis Platt
Chairman
The Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606
PH: 312-544-2000
FX: 312-544-2710



Dear Mr. Platt,

This Rule 14a-8 proposal is respectfully submitted for the 2005 annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. It is submitted in the hope that the company will respond favorably. I intend to hold my stock until after the annual shareholder meeting. This submitted format is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



April 27, 2004

John Chevedden
Shareholder

cc: James C. Johnson
Corporate Secretary
PH: 312-544-2803
FX: 312-544-2829

[November 23, 2004]

3 – Independent Board Chairman

RESOLVED: Shareholders request that our Board adopt a full-time policy that an independent director shall serve as Chairman of the Board of Directors. In other words that our Chief Executive Officer shall not concurrently serve as his own Chairman of the Board. And formalize this as corporate governance policy or bylaw.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. I believe that separating the roles of Chairman and CEO will promote greater management accountability to shareholders and lead to a more objective evaluation of the CEO. An independent Chairman can enhance investor confidence in our Company and strengthen the integrity of our Board of Directors.

Integrity is critical if our company is serious about winning a $20 billion contract for 767 Air Force jet-tankers in 2005, preventing a premature shut-down of the 767 production line, maintaining 767 jobs and winning versus Airbus.

Recent corporate scandals have focused attention on the issue of board independence and the need for an independent board chairman. According to *The Wall Street Journal*, "in a post-Enron world of tougher corporate-governance standards, the notion of a separate outside chairman is gaining boardroom support as a way to improve monitoring of management and relieve overworked CEOs." Source: "Splitting Posts of Chairman, CEO Catches on With Boards," November 11, 2002.

A blue-ribbon commission of the National Association of Corporate Directors recently observed "it is difficult for us to see how an active CEO, already responsible for the operations of the corporation, can give the time necessary to accept primary responsibility for the operations of the board."

In January 2003 the Conference Board said, "Typically, the CEO is a member of the board, but he or she is also part of the management team that the board oversees. This dual role can provide a potential for conflict, particularly in those cases in which the CEO attempts to dominate both the management of the company and the exercise of the responsibilities of the board."

The Conference Board added that it was "profoundly troubled by the corporate scandals of the recent past. The primary concern in many of these situations is that strong CEOs appear to have exerted a dominant influence over their boards, often stifling the efforts of directors to play the central oversight role needed to ensure a healthy system of corporate governance."

By setting agendas, priorities and procedures, the position of chairman is critical in shaping the work of our Board. Accordingly, I believe that having an independent director serve as Chairman can help ensure the objective functioning of an effective board. Conversely, I fear that combining the positions of Chairman and CEO may result in a passive and uninvolved board that rubber-stamps the CEO's own decisions.

Independent Board Chairman
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity the title of the proposal is intended to be consistent throughout the proxy materials.

Please note that the name and contact information for the proponent is part of the argument in favor of the proposal. It is believed that the proponent is entitled to the same opportunity of identification in the proxy materials as management.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Independent Board Chairman
Proponent: John Chevedden

Ladies and Gentlemen:

The text of the proposal reads:
RESOLVED: Shareholders request that our Board adopt a full-time policy that an independent director shall serve as Chairman of the Board of Directors. In other words that our Chief Executive Officer shall not concurrently serve as his own Chairman of the Board. And formalize this as corporate governance policy or bylaw.

The circumstances of this proposal are significantly different than Cintas Corp. (August 27, 2004). In Cintas three pages of the no action request letter claimed that "The proposal relates to a personal claim or grievance against Cintas" by a labor union. Clearly that is not the case here.

Of interest is that the company fails to claim that the company is completely powerless to implement the proposal. Or that the company would fail in every attempt it made to implement the proposal. The company more than likely has the power to implement the proposal through repeated attempts to implement the proposal by using all the powers and resources available to the board to recruit but one suitable director at a time. The company has the power to implement this proposal on an evergreen renewable basis.

What if 100%-of-the-Time Complacence Can't Be Guaranteed

According to the company argument the company has an out on publishing any shareholder proposal on which it cannot guarantee complacence 100% of the time. If this is accepted companies could now assert that their boards cannot guarantee 100%-of-the-time compliance because boards cannot guarantee that a board meeting would not be struck by a tsunami or an earthquake. In such a case a company could argue that it would not be able to guarantee that it had any directors at all – at least for a time – hence the slippery slope to a new company loophole to exclude established shareholder proposals.

Thus according to the company reasoning shareholder proposals on the following topics would henceforth be excluded because no board could guarantee compliance 100% of the time:

Increase Board Diversity

Increase Board Independence
Lead Director
Independent Chairman
Director stock ownership requirement

The company does not claim to "guarantee" that it is completely powerless to implement this proposal on a renewable basis.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,



John Chevedden

cc: Mark Pacioni

6 Copies December 15, 2004
FX: 202-942-9525

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Company 48-Hour Ultimatum and Rule 14a-8

Lades and Gentlemen:

This is an alert on a threatening company practice which should be discouraged. The Boeing company has sat on four rule 14a-8 proposals for weeks. Now the company threatens to file four no action request letters within the next 48-hours if the shareholders do not make the changes Boeing dictated. One of the Boeing dictations is 5-pages long.

At this stage of the rule 14a-8 process the normal deadline is 14-days. Thus Boeing, or any other company, should not threaten a shareholder with anything unless 14-days are allowed for response.

Sincerely,



John Chevedden

cc: James C. Johnson
Corporate Secretary

[November 23, 2004]
3 – Independent Board Chairman

RESOLVED: Shareholders request that our Board adopt a full-time policy that an independent director shall serve as Chairman of the Board of Directors. In other words that our Chief Executive Officer shall not concurrently serve as his own Chairman of the Board. And formalize this as corporate governance policy or bylaw.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. I believe that separating the roles of Chairman and CEO will promote greater management accountability to shareholders and lead to a more objective evaluation of the CEO. An independent Chairman can enhance investor confidence in our Company and strengthen the integrity of our Board of Directors.

Integrity is critical if our company is serious about winning a $20 billion contract for 767 Air Force jet-tankers in 2005, preventing a premature shut-down of the 767 production line, maintaining 767 jobs and winning versus Airbus.

Recent corporate scandals have focused attention on the issue of board independence and the need for an independent board chairman. According to *The Wall Street Journal*, "in a post-Enron world of tougher corporate-governance standards, the notion of a separate outside chairman is gaining boardroom support as a way to improve monitoring of management and relieve overworked CEOs." Source: "Splitting Posts of Chairman, CEO Catches on With Boards," November 11, 2002.

A blue-ribbon commission of the National Association of Corporate Directors recently observed "it is difficult for us to see how an active CEO, already responsible for the operations of the corporation, can give the time necessary to accept primary responsibility for the operations of the board."

In January 2003 the Conference Board said, "Typically, the CEO is a member of the board, but he or she is also part of the management team that the board oversees. This dual role can provide a potential for conflict, particularly in those cases in which the CEO attempts to dominate both the management of the company and the exercise of the responsibilities of the board."

The Conference Board added that it was "profoundly troubled by the corporate scandals of the recent past. The primary concern in many of these situations is that strong CEOs appear to have exerted a dominant influence over their boards, often stifling the efforts of directors to play the central oversight role needed to ensure a healthy system of corporate governance."

By setting agendas, priorities and procedures, the position of chairman is critical in shaping the work of our Board. Accordingly, I believe that having an independent director serve as Chairman can help ensure the objective functioning of an effective board. Conversely, I fear that combining the positions of Chairman and CEO may result in a passive and uninvolved board that rubber-stamps the CEO's own decisions.

Independent Board Chairman
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity the title of the proposal is intended to be consistent throughout the proxy materials.

Please note that the name and contact information for the proponent is part of the argument in favor of the proposal. It is believed that the proponent is entitled to the same opportunity of identification in the proxy materials as management.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

OCC

January 27, 2005

J. Sue Morgan
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Re: The Boeing Company
Incoming letter dated December 21, 2004

Dear Ms. Morgan:

This is in response to your letter dated December 21, 2004 concerning the shareholder proposal submitted to Boeing by John Chevedden. We also have received a letter from the proponent dated December 30, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

January 27, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 21, 2004

The proposal requests that the board adopt a policy that the chief executive officer shall not concurrently serve as chairman of the board.

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,



Daniel Greenspan
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 21, 2004

The proposal requests that the board adopt a policy that the chief executive officer shall not concurrently serve as chairman of the board.

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,



Daniel Greenspan
Attorney-Advisor